Exhibit 13
NCB Annual Report 2008
Serving the critical sectors-housing, local businesses, healthcare, education-the very building blocks of a vibrant community.
NCB Annual Report Contents
08 Letter from the President Charles E. Snyder
      Video with Charles E. Snyder, President & CEO
      Letter from the President, “We All Must Do Our Part”
22 Financial Downloads
      10K
      Balance Sheet
      Income Statement
24 Corporate Information
      Office locations and other general information
26 NCB’s 2008 Board of Directors
A Letter From the President Charles E. Snyder
     Last year in my report to you I said that difficult times have a way of bringing out the best in people. I’m more convinced of the validity of this statement with each passing day.
     We are living through a stormy period in the nation’s economic history. Financial markets are in flux. Headlines from the business world keep forcing Americans to get used to one new reality after another. Maintaining perspective amid all the turmoil is not easy. That is why all of you — from our customers and members to our management and employees — deserve to be commended. You continue to show strength, flexibility and patience as together we navigate our way through market conditions not seen in generations.
     What I believe will continue to serve us well in times of hardship is a quality we all value — cooperation. It is only by pitching in and joining forces to do what needs to be done will we be able to pull ourselves out of this recession.
“WE MUST ALL DO OUR PART”
     I want to cite one example of how the cooperative spirit reveals itself these days in small but telling ways. When Mrs. Leonard E. Thomas, President of Lightview Cooperative, a limited equity cooperative in Washington, D.C., learned that NCB did not have 2007 earnings sufficient to extend patronage refunds in 2008, she took the news in stride. The patronage would have helped her co-op, serving low- and moderate-income residents, perform needed repairs. Yet, upon reflection, she responded with a simple but powerful observation: “In tough times, we must all do our part.” These are words to live by.
     It is fair to say that, without the understanding and loyalty of customers like

Mrs. Thomas, we would not have been able to make any progress in 2008. But, in fact, thanks to your trust and support, we were able to turn a modest profit of $3.9 million and realize a significant growth in our loan portfolio of 28.4%. Net interest income also rose, up 11.5%. Lending volumes held strong, and deposits were up 26% to $1.3 billion.
     One reason for this growth is that, even in a market downturn, we were determined to do our part in sustaining our customers as they cope with the effects of this deep and lingering downturn. We adapted to changing market conditions and made lending available when many other financial institutions shut their doors. We continued to provide our commercial real estate customers and commercial borrowers with an innovative and flexible portfolio lending product. And we drew upon our relationship with Fannie Mae to gain added liquidity and support for our underlying mortgage loans to housing cooperatives and our share loans to individuals purchasing or refinancing co-op units.
     Our credit quality, which remained good in 2008, was another reason customers turned to us. In a topsy-turvy environment, they seek stability. As a cooperative financial institution, we are judicious with our resources and follow a conservative approach to underwriting. NCB does not engage in the risky lending and investment practices that have gotten so many high-profile mortgage banking companies and Wall Street firms into trouble.
CUSTOMERS WELCOME NEW OFFERINGS
     In my report to you for 2007, I announced the introduction of many new product initiatives. I am happy to report that a year later these products have been well received in the marketplace. One of these offerings derives from NCB’s membership in the Certificate of Deposit Account Registry Services Network, also known as CDARS. Through the program, our customers, no matter what their line of business or where they are located, can obtain full FDIC insurance on certificates of deposit of up to $50 million. The CDs are obtained through NCB, enabling customers to take advantage of our attractive rates and receive status reports in the form of one easy-to-follow consolidated statement. We foresee continued growth in this product as more and more of our customers seek a secure place to deposit their money.

     NCB has long led the way in providing mortgages, also known as share loans, to individual co-op members. To enhance this service, we initiated an online application for these loans in 2007 designed to deliver around-the-clock availability, dramatically speed the process, eliminate delays and reduce costs. Results for the first year of this online service have more than lived up to our expectations:
o	Online origination costs dropped significantly

o	Customers were able to find NCB through internet search engines

o	Approval times for mortgage customers were faster.

o	More than 1/3 of the total applications were received online
Online applications helped push NCB’s co-op housing member lending to $200 million for 2008.
     Another product innovation adopted enthusiastically by our business customers is Real Time Deposit. Equipped with this remote capture capability, businesses scan check payments as they are received. Via a secure internet connection, they then zap the check images and information to NCB for immediate electronic deposit into their operating account.
     The convenience of Real Time Deposit eliminates the need for employees to make time-consuming trips to the bank, speeds up access to the funds and has the additional benefit of reducing possible cases of fraud. Customers such as hardware store operators, grocery store owners, non-profits and purchasing co-ops find that this instant deposit service significantly boosts their productivity.
     Look for us in 2009 to finalize a full suite of deposit products via our virtual online platform. For example, we want to provide housing cooperatives and community association customers a full online capability for fee payment processing and lockbox needs.
     Perhaps the most exciting program we put into place in 2008 is a renewable energy initiative, which grew out of our ongoing commitment to a sustainable environment. NCB arranges loan packages for customers installing alternative energy-saving systems, primarily solar, that will cut down on carbon emissions. So far, more than $100 million in financing has been extended, mainly for large-scale projects, including solar systems for Denver International Airport, Macy’s (Federated) Corporation and the Colorado Convention Center. As the need intensifies across the nation to implement alternative energy solutions, we expect this type of financing to be of increasing importance to companies and organizations that want to get off the traditional energy grid and do more to help shrink the nation’s carbon footprint. This year, we plan to leverage the knowledge learned to design energy- saving programs for our cooperative members.

A RECORD YEAR FOR MISSION BANKING
     NCB’s Mission Banking initiative, launched in 2004, had its best year so far. We succeeded in delivering $553 million to help low- and moderate-income communities, monies that were also used to foster economic development and the growth of new cooperative enterprises across the country.
     What distinguishes NCB from other financial institutions is that we were created to advance a very special mission: “To support and be an advocate for America’s cooperatives and their members, especially in low-income communities, by providing innovative financial and related services.” Together with our non-profit affiliate, NCB Capital Impact, we continue to move aggressively on this goal. We seek to strengthen communities nationwide. That is why we have chosen to be active in critical sectors — housing, local businesses, healthcare, education — that are the very building blocks of a vibrant community. Our cumulative impact to date has been notable:

     o 7,537 co-op units and condos financed;
     o 2,778 senior and long-term care units and beds financed;
     o 735 new affordable units created;
     o 50 GREEN HOUSE homes operating in 17 locations, with more in the pipeline, demonstrating a more sensitive approach to delivering long-term skilled nursing care to low- and moderate-income persons.
     o 158,286 Medicaid and uninsured patients served;
     o 18, 696 school seats financed or assisted; and
     o 1,320,237 square feet of facilities financed in low- and moderate- income communities for construction and renovation
     A key component of our Mission Banking strategy is to spark economic development and see further application of the cooperative model in addressing community needs. Co-ops are an ideal means for communities to marshal their collective might. The Food Co-op 500 Program, begun in 2005, is a case in point. With the provision of grants and loans as well as technical resource assistance, the program was able to help 8 new retail food co-ops open their doors in 2008. Without this assistance and support, these community-based grocery stores would have had a much tougher time getting off the ground.
     Through the work of NCB Capital Impact, we have also established ourselves as a lead organization in promoting “shared equity” as a means of creating safe and sustainable affordable homeownership on a national scale. Under the shared equity arrangement, a local government or non-profit entity acts as a co-investor with a new home buyer to make the purchase affordable. The buyer receives real opportunity for wealth building through ownership, but agrees in advance to limit their equity appreciation on the home to preserve affordability for future low-income buyers. This approach to creating affordable homeownership is far preferable to the kind of risky subprime lending that spawned the current foreclosure crisis.
STABILITY IN A TIME OF FLUX
     These unsettled economic times may produce further surprises and changes for all of us. Yet, one thing is certain. At NCB, we will not slacken in the pursuit of our mission. It is basic to everything we do. Our mandate is to utilize cooperative principles in providing solutions to empower America’s underserved communities. If there was ever a time to look to this core objective for guidance, this is it.
     Since NCB first opened its doors, we have been a bank focused on community building — helping to put the pieces together that will enable communities of all shapes and sizes thrive. For more than a quarter century, this has been a constant for us and will continue to be one no matter what the economy may have in store. So look to us as a stable reliable resource determined to assist you — our cooperative customer base — in any way we can during this turbulent time.
     Fortunately, we have the workforce in place that can get the job done. We are staffed with smart employees who understand your current market conditions and appreciate what you are up against in this economy. The tenure of our business development officers, relationship managers and account managers is long. They have years of experience in addressing the particular financial needs of your business segment. You have my guarantee that they are eager to put their depth of expertise to work for you in this period of financial strain.
     As the recession proceeds, we are coming to realize as a nation that we are all in this together. I am convinced that it is a spirit of cooperation that will see us through this economic decline, and once we emerge, we will see our nation’s financial system operating on a much stronger footing. There are definitely better days ahead. As always, thank you for placing your trust in NCB. We are more committed then ever to providing the flexible capital you during this rapidly changing, unpredictable market environment.
NCB’s 2008 Financials

NCB Corporate Information
Principal Office
601 Pennsylvania Avenue, NW
North Building, Suite 750
Washington, DC 20004
(202) 349-7444; (800) 955-9622
Operations Center
2011 Crystal Drive, Suite 800
Arlington, Virginia 22202
(703) 302-8000; (800) 955-9622
Regional Offices
1333 Broadway, Suite 602
Oakland, California 94612
(510) 496-2200
250 Park Avenue, Suite 900
New York, New York 10177
(212) 808-0880
801 B Street, Suite 300
Anchorage, Alaska 99501
(907) 561-0777
Retail Branches
Main Office
139 South High Street
Hillsboro, Ohio 45133
(937) 393-4246
Hillsboro Kroger
575 Harry Sauner Road
Hillsboro, Ohio 45133
(937) 393-4247
Wilmington
2829 Rombach Avenue
Wilmington, Ohio 45177
(937) 382-2484

Fayetteville
19575 State Route 68
Fayetteville, Ohio 45118
(513) 875-4030
Blanchester Kroger
1001 Cherry Street
Blanchester, Ohio 45107
(937) 783-4046
Account Information
You can view loan, stock and deposit account information
in the online banking section of www.ncb.coop. If you have
specific questions regarding your account, please contact
your loan administrator.
Inquiries
For general information on NCB, please call (800) 955-9622.
Subsidiaries
NCB Financial Corp. and NCB, FSB
Affiliate
NCB Capital Impact
2011 Crystal Drive, Suite 800
Arlington, Virginia 22202
(800) 955-9622
NCB’s 2008 Board of Directors
Roger B. Collins
President and Chief Executive Officer
Harp’s Food Stores, Inc.
Springdale, Arkansas
NCB Board Member since 2005 (3)
Peter A. Conrad
President and Chief Executive Officer
The Co-operative Central Bank
Boston, Massachusetts
NCB Board Member since 2008 (3)
Irma Cota, M.P.H., Chair
Chief Executive Officer
North County Health Services
San Marcos, California
NCB Board Member since 2003 (1)

Steven F. Cunningham
S.F. Cunningham, LLC
Vienna, Virginia
NCB Board Member since 2005 (3)
William F. Hampel
Senior Vice President and Chief Economist
Credit Union National Association
Washington, DC
NCB Board Member since 2004 (2)
Grady Hedgespeth
Director of Financial Assistance
U.S. Small Business Administration
Washington, DC
NCB Board Member since 2003 (1)
Janis Herschkowitz
President and Chief Executive Officer
PRL, Inc.
Cornwall, Pennsylvania
NCB Board Member since May 2007 (*)
Rosemary K. Mahoney
Consultant
MainStreet Cooperative Group
Lovingston, Virginia
NCB Board Member since 2003 (1)
Stephanie McHenry
President
ShoreBank Cleveland Banking Region
Cleveland, Ohio
NCB Board Member since 2001 (1)
David G. Nason
Assistant Secretary for Financial Institutions
U.S. Department of the Treasury
Washington, DC
NCB Board Member since June 2007 (*)
Richard Parkinson
President and Chief Executive Officer
Associated Food Stores, Inc.
Salt Lake City, Utah
NCB Board Member since 2003 (1)

Alfred A. Plamann
President and Chief Executive Officer
Unified Grocers, Inc.
Commerce, California
NCB Board Member since 2008 (3)
Stuart Saft, Vice Chair
Partner
Dewey and LeBoeuf
New York, New York
NCB Board Member since April 2007 (2)
Walden Swanson
Chief Executive Officer
CoopMetrics
Andover, Massachusetts
NCB Board Member since April 2007 (2)
Nguyen Van Hanh
Professor of Economics
California State University
Sacramento, California
NCB Board Member since May 2007 (*)

(1)	Term ending 2009; (2) Term ending 2010; (3) Term ending 2011

*	Appointed by the President of the United States
NCB is dedicated to strengthening communities nationwide through the delivery of banking and financial services, complemented by a special focus on cooperative expansion and economic development.
601 Pennsylvania Avenue, NW
North Building, Suite 750
Washington, DC 20004
(800) 955-9622
NCB means National Consumer Cooperative Bank. Its wholly owned subsidiary NCB, FSB and its affiliated non-profit corporation NCB Capital Impact. Each may provide loans or technical assistance as a separate entity with the NCB Financial Group, all of which are Equal Housing Lenders. Deposit products and services are provided by NCB,FSB, which is a member of the FDIC.